Sheppard, Mullin, Richter & Hampton LLP
12275 El Camino Real, Suite 100
San Diego, California 92130
858.720.8900 main
www.sheppardmullin.com

May 22, 2025
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nicholas O’Leary

Re:	Ontrak, Inc.
Draft Registration Statement on Form S-1
Submitted May 1, 2025 CIK No. 0001136174
Dear Mr. O’Leary:
By telephone call on May 15, 2025, the staff of the U.S. Securities and Exchange Commission provided Ontrak, Inc. (the “Company”), with oral comments (the “Comments”) to the Company’s Draft Registration Statement on Form S-1 described above (the “Registration Statement”). The Company intends to address the Comments by revising disclosure on the cover page of the Registration Statement as set forth in Exhibit A hereto. Such revised disclosure, along with corresponding revisions to related disclosure elsewhere in the Registration Statement, would be included in a Pre-Effective Amendment No. 1 to the Registration Statement.
Please do not hesitate to contact me at (858) 720-8943 or JTishler@sheppardmullin.com with any comments or questions regarding the revised disclosure or any other matter related to the Registration Statement. Thank you for your assistance.

Regards,
/s/ John D. Tishler Sheppard, Mullin, Richter & Hampton LLP

Exhibit A

This is a reasonable best efforts public offering of up to shares (the “shares”) of our common stock, par value $0.001 per share ("common stock") together with up to Series A warrants to purchase up to shares of common stock (the "Series A ~~Warrants~~warrants") and up to Series B warrants to purchase up to shares of common stock (the "Series B ~~Warrants~~warrants," together with the Series A ~~Warrants~~warrants, the "warrants") at an assumed combined public offering price of $ per share and one Series A ~~Warrant~~warrant and one Series B ~~Warrant~~warrant. Each share of common stock is being offered together with one Series A ~~Warrant~~warrant to purchase one share of common stock and one Series B ~~Warrant~~warrant to purchase one share of common stock.
The shares of common stock and warrants will be separately issued. ~~This prospectus also relates to the shares of common stock that are issuable from time to time upon exercise of each of the Series A Warrants and Series B Warrants.~~
If the Pricing Conditions (as defined below) are met, the warrants will be exercisable upon issuance. If the Pricing Conditions are not met, the right of a holder to exercise the warrants will be conditioned on obtaining stockholder approval as required by The Nasdaq Stock Market (“Nasdaq”) listing rules to permit exercise of the warrants (“Stockholder Approval”), and if obtained, the warrants will be exercisable beginning on the effective date of Stockholder Approval. If Stockholder Approval is required and we are unable to obtain it, the warrants will not be exercisable and therefore they will have no value. We cannot assure you that we will be able to obtain Stockholder Approval, if required. The term "Pricing Conditions" means that the combined offering price per share of common stock and accompanying warrants is such that stockholder approval to permit the exercise of the warrants is not required under Nasdaq listing rules because: (i) the offering meets the definition of a “public offering” as defined in Nasdaq interpretive materials issued under Nasdaq Rule 5635(d), which definition considers factors including the type of offering, the manner in which the offering is marketed, the extent of the offering’s distribution, the offering price including the extent of any discount to the market price of the securities offered and the extent to which the issuer controls the offering and its distribution; (ii) the offering price equals or exceeds the sum of (a) the applicable "Minimum Price" per share under Nasdaq Rule 5635(d) plus (b) $0.125 per whole share of common stock underlying the warrants or such other amount as is determined in accordance with Nasdaq listing rules; or (iii) the offering price does not equal or exceed the sum of (a) the applicable "Minimum Price" per share under Nasdaq Rule 5635(d) plus (b) $0.125 per whole share of common stock underlying the warrants or such other amount as is determined in accordance with Nasdaq listing rules, but the number of shares of common stock issued or potentially issuable in the offering, including the shares of common stock issuable upon exercise of the warrants, is less than 20% of the number of shares of common stock outstanding prior to the closing of the offering.
The Series A ~~Warrants and the Series B Warrants will be exercisable beginning on the effective date of such stockholder approval as may be required by the applicable rules and regulations of the Nasdaq Capital Market (or any successor entity) to permit the exercise of the warrants (“Stockholder Approval"). The Series A Warrants~~warrants will expire years from (i) the date of Stockholder Approval ~~and~~, if Stockholder Approval is required, or (ii) the date of issuance, if the Pricing Conditions are met. The Series A warrants will have an initial exercise price of $ ~~and the~~ per share. The Series B ~~Warrants~~warrants will expire two and a half years from (a) the date of Stockholder Approval ~~and~~, if Stockholder Approval is required, or (b) from the date of issuance, if the Pricing Conditions are met. The Series B warrants will have an initial exercise price of $ ~~. In the event that we are unable to obtain the required Stockholder~~
Exhibit A-1

~~Approval the Series A Warrants and the Series B Warrants will not be exercisable and therefore have no value.~~ per share.
~~Upon the~~If Stockholder Approval is required, upon Stockholder Approval and provided the lowest VWAP (as defined in the Series B ~~Warrant~~warrant) of the common stock during the period commencing five consecutive trading days immediately preceding the date of Stockholder Approval ~~date~~ and ending five consecutive trading days immediately after ~~the Stockholder Approval~~such date (the “Stockholder Approval Event Market Price”) (provided if the date of Stockholder Approval ~~date~~ is effective after close of trading on the primary Trading Market, then commencing on the next trading day, which period shall be the “Stockholder Approval Adjustment Period”) is less than the exercise price then in effect, then at the close of trading on the primary Trading Market (as defined in the Series B ~~Warrant~~warrant) on the last day of the Stockholder Approval Adjustment Period, the exercise price for the Series B ~~Warrants~~warrants then in effect on such fifth (5th) trading day shall be reduced to the Stockholder Approval Event Market Price; provided that the adjusted exercise price shall not be less than $ (the “Floor Price”) based on the assumed public offering price of $ per share of common stock. Simultaneously with any adjustment to the exercise price, the number of shares of common stock that may be purchased upon exercise of the Series B ~~Warrant~~warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable hereunder for the adjusted number of shares of common stock shall be the same as the aggregate exercise price in effect immediately prior to such adjustment and may not be unilaterally reduced by us for any reason other than by exercise of the Series B ~~Warrant~~warrant by such holder).
In addition ~~upon Stockholder Approval~~, a holder of Series B ~~Warrants~~warrants may, at any time and in its sole discretion, following Stockholder Approval, if required, or following the date of issuance, if the Pricing Conditions are met, exercise its Series B ~~Warrants~~warrants in whole or in part by means of a one-time only “zero exercise price” option in which the holder is entitled to receive a number of shares of common stock that shall equal the product of (x) the aggregate number of Warrant Shares that would be issuable upon exercise of the Series B ~~Warrant~~warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) . As a result of this feature, we do not expect to receive any cash proceeds from the exercise of the Series B ~~Warrants~~warrants because it is highly unlikely that a Series B ~~Warrant~~warrant holder will elect to pay an exercise price in cash to receive one share of common stock when they could elect the zero exercise price option in these circumstances to receive more shares of common stock than they would receive if they did pay an exercise price in cash. As an example, given the above provisions, holders of the Series B ~~Warrants~~warrants will be issued a maximum of shares of common stock upon the exercise of the Series B ~~Warrants~~warrants. Each Series B ~~Warrant~~warrant includes one underlying share of common stock that may be obtained by exercising the Series B ~~Warrant~~warrant at an assumed exercise price of $ based on the assumed public offering price of $ per share of common stock; however if the holder elects the zero exercise price option, the number of shares of common stock could increase to up to shares of common stock underlying each Series B ~~Warrant~~warrant if the exercise price decreases to and equals the Floor Price at the time of such election. As such, holders of the Series B ~~Warrants~~warrants may elect to be issued up to shares of common stock upon the exercise of the Series B ~~Warrants~~warrants assuming the $ Floor Price. The assumed exercise price of the Series B ~~Warrant~~warrant is calculated as 180% of the public offering price and the assumed Floor Price is calculated as 20% of the public offering price.
We are also offering pre-funded warrants to those purchasers, whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding
Exhibit A-2

common stock following the consummation of this offering in lieu of the shares of our common stock that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%). Each pre-funded warrant will be exercisable for one share of common stock at an exercise price of $0.0001 per share. Each pre-funded warrant is being offered together with the same Series A ~~Warrant~~warrant and Series B ~~Warrant~~warrant, each to purchase one share of common stock described above being offered with each share of common stock. The purchase price of each pre-funded warrant will equal the combined public offering price per share of common stock and warrants being sold in this offering, less the $0.0001 per share exercise price of each such pre-funded warrant. Each pre-funded warrant will be exercisable upon issuance and will expire when exercised in full. The pre-funded warrants and warrants will be separately issued. For each pre-funded warrant that we sell, the number of shares of common stock that we are selling will be decreased on a one-for-one basis.
This prospectus also covers all the shares of common stock issuable from time to time upon the exercise of the pre-funded warrants~~, Series A Warrants and Series B Warrants included alongside the~~ and the warrants accompanying the shares of common stock and pre-funded warrants offered hereby.
There is no established public trading market for the pre-funded warrants or warrants, and we do not expect a market to develop. We do not intend to apply for listing of the pre-funded warrants or warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants and warrants will be limited.
Exhibit A-3